FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of the Revised Forecast of Consolidated Financials for FY2023 (IFRS)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 26, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice of the Revised Forecast of Consolidated Financials for FY2023 (IFRS)

OSAKA, Japan, October 26, 2023 - Takeda (TSE:4502/NYSE:TAK) today announced the revised forecast of the full year consolidated financials for the fiscal year ending March 31, 2024, as below.

1.Revised Forecast for Full Year Consolidated Financials for the Fiscal Year Ending March 31, 2024
(millions JPY)

	Revenue	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Original Forecast (A)*	3,840,000	349,000	185,000	142,000	90.75 JPY
Revised Forecast (B)	3,980,000	225,000	70,000	93,000	59.45 JPY
Discrepancy (B-A)	140,000	(124,000)	(115,000)	(49,000)	―
Change %	3.6%	(35.5)%	(62.2)%	(34.5)%	―
* Announced on May 11, 2023.
(millions JPY)

	Core Revenue	Core Operating Profit	Core EPS
Original Forecast (A)*	3,840,000	1,015,000	434 JPY
Revised Forecast (B)	3,980,000	1,015,000	447 JPY
Discrepancy (B-A)	140,000	―	―
Change %	3.6%	―	―
* Announced on May 11, 2023.

2.Reasons for Revision
Takeda expects FY2023 revenue to be JPY 3,980.0 billion, an increase of JPY 140.0 billion, or 3.6%, from the original forecast. This is predominantly due to changes in the assumptions of foreign exchange rates reflecting the trend towards depreciation of the yen.
Operating Profit forecast has been decreased by JPY 124.0 billion, or 35.5%, to JPY 225.0 billion. This is mainly due to a revised assumption of impairment losses on intangible assets associated with products, reflecting the FY2023 H1 actual results in which Takeda recorded impairment losses for ALOFISEL® and EXKIVITY®. Other Operating Expenses has also been updated to include the effect of provisions recorded in FY2023 H1 not known at the time of and therefore not included in the original forecast.
Core Operating Profit, adjusted to exclude items unrelated to Takeda's core operations, remains unchanged from the original forecast of JPY 1,015.0 billion.
Net profit for the year (attributable to owners of the Company) forecast has been decreased by JPY 49.0 billion, or 34.5%, to JPY 93.0 billion. An impact of the decrease of profit before tax is expected to be mostly offset by the tax expense reduction recorded in FY2023 H1 for the amount of JPY 63.5 billion, which resulted from a settlement with the Irish Revenue Commissioners over the tax assessment of an acquisition break fee Shire received in 2014.
Reported EPS is expected to be JPY 59.45, a decrease of 34.5%, and Core EPS is expected to be JPY 447, an increase of 3.1%.

3.Management Guidance
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

FY2023 Management Guidance CER % Change
Core Revenue	Low-single-digit % decline
Core Operating Profit	Low-10s % decline
Core EPS	Low-20s % decline

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Global Media
Brendan Jennings
brendan.jennings@takeda.com

Investor Relations
Christopher O’Reilly
christopher.oreilly@takeda.com
+81 (0) 3-3278-2543

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
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